April 8, 2011

Re:	Wimm-Bill-Dann Foods OJSC Schedule TO-T filed on March 10, 2011 by PepsiCo, Inc. and Pepsi-Cola (Bermuda) Limited, SEC File No. 5-78488

Via EDGAR Submission

Christina Chalk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Ms. Chalk:

Reference is made to the Tender Offer Statement on Schedule TO, as amended (the “Schedule TO”), originally filed on March 10, 2011 by PepsiCo, Inc. and Pepsi-Cola (Bermuda) Limited (collectively, the “Companies”), relating to the Companies’ offer to purchase all outstanding American Depositary Shares of Wimm-Bill-Dann Foods OJSC.

The Companies acknowledge that (i) they are responsible for the adequacy and accuracy of the disclosure in the Schedule TO, (ii) Staff comments or changes to disclosure in response to Staff comments in the Schedule TO reviewed by the Staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Schedule TO and (iii) they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact the undersigned at (914) 253-2000 or George R. Bason at (212) 450-4340 should you require further information or have any questions.

Very truly yours,

PEPSI-COLA (BERMUDA) LIMITED
By:	/s/ Mary-Lynn Robinson
	Name:	Mary-Lynn Robinson
	Title:	President and Director

PEPSICO, INC.
By:	/s/ Thomas H. Tamoney, Jr.
	Name:	Thomas H. Tamoney, Jr.
	Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary